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American Mutual Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Vincent P. Corti
Secretary

December 29, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Mutual Fund, Inc.
File Nos. 002-10607 and 811-00572

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 25, 2009 to the fund’s Post-Effective Amendment No. 122 to the Registration Statement under the Securities Act of 1933 and Amendment No. 42 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on January 1, 2010.

1.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus states that the fund “seeks to invest primarily in common stocks of companies that are likely to participate in the growth of the American economy and whose dividends are well protected.”  Please clarify what is meant by “dividends are well protected.”

Response:   We will revise the language as follows:

“The fund seeks to invest primarily in common stocks of companies that are likely to participate in the growth of the American economy and whose dividends appear to be sustainable.”

2.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please describe the types of debt securities in which the fund may invest.

Response:  We have updated the language in this section to provide further detail of the types of debt securities in which the fund may invest.

3.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please provide further detail of some of the factors considered in determining whether a company is included in the fund’s “eligible list.”  In addition, please state whether there is an average capitalization range for the companies which are included in this list.

Response:   We have updated the language in this section to provide a more detailed description of some of the factors for considering a company’s inclusion on the fund’s “eligible list.”  In addition, we have added the following sentence to the section: “Although the fund focuses on investments in medium to larger capitalization companies, the fund’s investments are not limited to a particular capitalization size.”

5.         Principal risks – page 3 of the fund’s prospectus

Comment:  Please discuss credit risk since the fund may invest in debt securities.

Response:   We have updated the principal risks section to include a more detailed description of credit risk.

6.         Investment results – page 5 of the fund’s prospectus

Comment:  Please explain why the Lipper Multi-Cap Value Fund Index is an appropriate comparison for this fund.

Response:  This index is appropriate because Lipper includes the fund in its Multi-Cap Value Funds category, which is a portfolio holdings-based category.  Lipper also includes the fund in its Growth and Income Funds category, which is a fund objective-based category.

7.         Tax information – page 7 of the retail prospectus

Comment:  Please remove the second paragraph of the tax information section from the summary prospectus.

Response:   We will update our disclosure to reflect this comment.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Katherine Newhall at (213) 615-0108.

Sincerely,
/s/ Vincent P. Corti
Vincent P. Corti
Secretary